Exhibit 99.1

The Stars Group Reports Fourth Quarter and Full Year 2018 Results; Provides 2019 Full Year Guidance

TORONTO, March 6, 2019 – The Stars Group Inc. (NASDAQ: TSG) (TSX: TSGI) today reported its financial results for the fourth quarter and year ended December 31, 2018 and provided 2019 full year financial guidance ranges, as well as certain additional highlights and updates. Unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

“2018 was a landmark year for the company,” said Rafi Ashkenazi, The Stars Group’s Chief Executive Officer. “We completed the acquisitions of Sky Betting & Gaming in the U.K. and BetEasy in Australia, extended our licensed footprint to 21 jurisdictions around the world and began laying the foundations to grow our presence in the U.S.,” stated Mr. Ashkenazi.

“Our International business saw strong organic growth in the year despite restrictions in certain markets and lapping the initial roll-out of our Stars Rewards program. Our United Kingdom and Australia segments both performed in-line with our expectations during the fourth quarter, and we believe they are currently well-positioned to continue gaining market share in 2019,” said Mr. Ashkenazi.

“As we look at 2019 and beyond, we are excited to take advantage of the opportunities ahead of us by leveraging our leading positions in attractive markets, strong brands, technology and operating expertise. We are pleased with our performance in the first two months of the year, underpinning our confidence in our financial guidance for 2019, and we are currently on track to deliver the full $70 million in cost synergies from the acquisition of Sky Betting & Gaming within the current year alone, with potential opportunities for incremental synergies under review,” concluded Mr. Ashkenazi.

Fourth Quarter and Full Year 2018 Summary

Consolidated

	Quarter Ended December 31,			Year Ended December 31,
In thousands of U.S. Dollars (except percentages and per share amounts)	2018	2017	% Change	2018	2017	% Change
Total revenue	652,852	360,250	81.2%	2,029,238	1,312,315	54.6%
Gross profit (excluding depreciation and amortization)	486,815	290,359	67.7%	1,570,074	1,064,818	47.4%
Operating income	67,090	112,266	(40.2%)	252,922	447,394	(43.5%)
Net earnings (loss)	(38,173)	47,175	(180.9%)	(108,906)	259,285	(142.0%)
Adjusted Net Earnings ¹	144,663	111,951	29.2%	533,948	458,940	16.3%
Adjusted EBITDA ¹	239,404	147,002	62.9%	780,949	600,306	30.1%
Adjusted EBITDA Margin ¹	36.7%	40.8%	(10.1%)	38.5%	45.7%	(15.9%)
Diluted (loss) earnings per Common Share ($/Share)	(0.14)	0.23	(162.8%)	(0.49)	1.27	(138.7%)
Adjusted Diluted Net Earnings per Share ($/Share) ¹	0.52	0.54	(4.2%)	2.19	2.25	(2.9%)

Net cash inflows from operating activities	190,537	123,757	54.0%	559,844	494,600	13.2%
Free Cash Flow ¹	82,558	84,854	(2.7%)	222,950	339,882	(34.4%)

As at	December 31, 2018		December 31, 2017		% Change
Long-term debt - principal	5,566,075		2,453,185		126.9%
Long-term debt - carrying value	5,446,958		2,358,569		130.9%
Cash - operational	392,853		283,225		38.7%

_____________________________

1 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•

Revenue – Revenue for the quarter and year increased primarily as a result of the contribution of revenue from Sky Betting & Gaming and BetEasy. Revenue for the year was also driven by growth in the International segment, primarily through the continued development of its real-money online casino and sports betting offerings.

•

Debt and Cash – During the quarter, The Stars Group fully repaid the $100 million outstanding on its revolving credit facility, ending the year with approximately $393 million in operational cash and $5.45 billion in of debt on its balance sheet, resulting in Net Debt of $5.05 billion. In February 2019, The Stars Group continued to reduce its debt by prepaying $100 million on its first lien term loans using cash on its balance sheet.

•

Kentucky – At the end of December, the Kentucky Court of Appeals ruled in The Stars Group’s favor and reversed in its entirety the $870 million judgment issued against it by a trial court judge in December 2015 under a centuries old statute and relating to alleged losses by Kentucky residents who played real-money online poker on PokerStars’ website during a period between 2006 and 2011. The Supreme Court of Kentucky is currently considering whether to hear the Commonwealth’s appeal of the reversal.

•

U.S. Sports Betting – In the second half of 2018, following the U.S. Supreme Court decision relating to sports betting, The Stars Group entered into various market access agreements with Mount Airy Casino and Eldorado Resorts, Inc. (NASDAQ: ERI) which, when combined with its existing market access deal in New Jersey with Resorts Casino Hotel, gives The Stars Group potential access to 13 states. The Stars Group also launched its BetStars online sports betting brand in New Jersey and became an authorized gaming operator of the NBA.

International

	Quarter Ended December 31,			Year Ended December 31,
In thousands of U.S. Dollars (except otherwise noted)	2018	2017	% Change	2018	2017	% Change
Stakes	261,055	195,714	33.4%	966,306	647,413	49.3%
Betting Net Win Margin (%)	8.3%	11.1%	(25.1%)	8.2%	7.6%	7.5%

Revenue
Poker	210,940	234,350	(10.0%)	886,628	877,296	1.1%
Poker Constant Currency Revenue	224,148	234,350	(4.4%)	880,485	877,296	0.4%
Gaming	112,111	90,822	23.4%	428,364	334,781	28.0%
Gaming Constant Currency Revenue	117,500	90,822	29.4%	421,207	334,781	25.8%
Betting	21,766	21,690	0.4%	79,117	49,231	60.7%
Betting Constant Currency Revenue	22,700	21,690	4.7%	77,558	49,231	57.5%
Other [2]	10,913	13,388	(18.5%)	46,068	51,007	(9.7%)
Other Constant Currency Revenue	11,317	13,388	(15.5%)	46,315	51,007	(9.2%)
Total revenue	355,730	360,250	(1.3%)	1,440,177	1,312,315	9.7%
Constant Currency Revenue	375,665	360,250	4.3%	1,425,565	1,312,315	8.6%

Quarterly Active Uniques (millions)	2.1	2.2	(2.9%)	—	—	—
Quarterly Net Yield ($/QAU)	163	160	1.9%	—	—	—

Gross profit (excluding depreciation and amortization)	286,167	290,358	(1.4%)	1,159,611	1,064,818	8.9%
Gross profit margin (%)	80.4%	80.6%	(0.2%)	80.5%	81.1%	(0.8%)

General and administrative	141,500	92,912	52.3%	461,168	369,710	24.7%
Sales and marketing	45,464	55,626	(18.3%)	164,600	153,540	7.2%
Research and development	4,880	6,667	(26.8%)	27,865	25,180	10.7%
Operating income	94,323	135,153	(30.2%)	505,978	516,388	(2.0%)

Adjusted EBITDA ¹	167,862	158,140	6.1%	700,887	636,404	10.1%
Adjusted EBITDA Margin (%) ¹	47.2%	43.9%	7.5%	48.7%	48.5%	0.4%

Net Deposits (millions)	338	327	3.4%	—	—	—

____________________________

1 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

2 Other revenue includes $1.0 million and $2.0 million for the quarter and year ended December 31, 2018, respectively, that The Stars Group excluded from its consolidated results as it related to certain non-gaming related transactions with the United Kingdom segment.

•

Poker – Poker revenue slightly increased for the year, in-line with expectations, and showed overall resiliency against continued headwinds, which primarily negatively impacted the quarter, including foreign exchange fluctuations, reduced deposits by customers in certain markets as a result of local restrictions on some methods of payment processing and on certain methods of downloading The Stars Group’s poker applications, as well as increased cross-selling of customers to The Stars Group’s online casino offerings. Poker revenue in 2018 also continued to see the positive impact of shared poker liquidity across France, Spain and Portugal, but was offset by exiting certain markets, such as Australia, and lapping the launch of the Stars Rewards loyalty program.

•

Gaming and Betting – Gaming and Betting revenue for the quarter and year both increased primarily as a result of product and content improvements, including, with respect to Gaming revenue, through the introduction of over 350 new casino games during the year, the launch of its real-money online casino and sports betting offerings in certain new markets and the continued success of cross-selling customers from poker to casino.

•

Customers – QAUs decreased primarily due to reduced activity in certain markets as a result of local restrictions on some methods of payment processing and on certain methods of downloading The Stars Group’s poker applications.

United Kingdom

	Quarter Ended December 31,			Year Ended December 31,
In thousands of U.S. Dollars (except otherwise noted)	2018	2017	% Change	2018	2017	% Change
Stakes	1,289,374	—	—	2,511,228	—	—
Betting Net Win Margin (%)	10.1%	—	—	8.6%	—	—

Revenue
Poker	3,045	—	—	5,929	—	—
Gaming	84,164	—	—	157,482	—	—
Betting	130,732	—	—	215,921	—	—
Other	7,810	—	—	14,799	—	—
Total revenue	225,751	—	—	394,131	—	—

Quarterly Active Uniques (millions)	1.9	—	—	—	—	—
Quarterly Net Yield ($/QAU)	116	—	—	—	—	—

Gross profit (excluding depreciation and amortization)	153,880	—	—	275,106	—	—
Gross profit margin (%)	68.2%	—	—	69.8%	—	—

General and administrative	135,326	—	—	240,023	—	—
Sales and marketing [2]	35,413	—	—	75,637	—	—
Research and development	5,660	—	—	10,600	—	—
Operating loss	(22,519)	—	—	(51,154)	—	—

Adjusted EBITDA ¹	72,017	—	—	99,960	—	—
Adjusted EBITDA Margin (%) ¹	31.9%	—	—	25.4%	—	—

____________________________

1 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

2 Sales and marketing includes $1.0 million and $2.0 million for the quarter and year ended December 31, 2018, respectively, that The Stars Group excluded from its consolidated results as it related to certain non-gaming related transactions with the International segment.

•

Revenue – Revenue for the quarter was positively impacted by a high Betting Net Win Margin as compared to the historical long-term average of approximately 9%, which was driven by the mix of Stakes across different sporting events and bet types throughout the quarter as such sporting events and bet types can have different average Betting Net Win Margins. The comparable prior year period, which was before The Stars Group’s acquisition of Sky Betting & Gaming, saw a sustained run of operator-favorable sporting results, leading to a high Betting Net Win Margin of 14.0%.

•

Customers – Growth in QAUs and Stakes remained strong for the quarter primarily driven by Sky Bet as momentum from the 2018 FIFA World Cup and start of the English Premier League season continued into the period. QAUs also benefited from the continued roll-out of personalized promotions and new and exclusive content across the Sky Gaming brands.

Australia

	Quarter Ended December 31,			Year Ended December 31,
In thousands of U.S. Dollars (except otherwise noted)	2018	2017	% Change	2018	2017	% Change
Stakes	877,338	—	—	2,570,502	—	—
Betting Net Win Margin (%)	8.2%	—	—	7.6%	—	—

Revenue
Betting	71,542	—	—	196,101	—	—
Other	829			829
Total revenue	72,371	—	—	196,930	—	—

Quarterly Active Uniques (millions)	0.30	—	—	—	—	—
Quarterly Net Yield ($/QAU)	243	—	—	—	—	—

Gross profit (excluding depreciation and amortization)	47,768	—	—	137,357	—	—
Gross profit margin (%)	66.0%	—	—	69.7%	—	—

General and administrative	32,934	—	—	117,522	—	—
Sales and marketing	15,862	—	—	53,385	—	—
Research and development	432	—	—	1,530	—	—
Operating loss	(1,460)	—	—	(35,080)	—	—

Adjusted EBITDA ¹	13,211	—	—	21,072	—	—
Adjusted EBITDA Margin (%) ¹	18.3%	—	—	10.7%	—	—

_____________________________

1 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•

Revenue – Revenue for the quarter was marginally impacted by a lower Betting Net Win Margin as compared to the historical long-term average of approximately 8.5% which was due to a combination of operator-unfavorable sports results as well as promotional spend relating to the migration of William Hill Australia customers to the BetEasy platform.

•

Customers – The Stars Group’s migration of William Hill Australia customers to the newly rebranded BetEasy platform (formerly CrownBet) continued with approximately 85% of customers successfully migrated by the end of the quarter.

For additional information regarding The Stars Group’s reporting segments and major lines of operations, please see The Stars Group’s consolidated financial statements for the year ended December 31, 2018 (the “2018 Annual Financial Statements”), including note 7 therein, and management’s discussion and analysis thereon (the “2018 Annual MD&A”).

2019 Full Year Guidance

The Stars Group currently expects the following 2019 full year consolidated financial guidance ranges:

•	Revenue of between $2,640 million and $2,765 million;
•	Adjusted EBITDA of between $960 million and $1,010 million; and
•	Adjusted Diluted Net Earnings per Share of between $1.87 and $2.11.

The above Adjusted EBITDA guidance range includes currently expected foreign currency headwinds of approximately $33 million previously announced expected headwinds from applicable duty increases or regulatory developments of approximately $85 million and an incremental benefit from expected cost synergies related to the acquisition of Sky Betting & Gaming of approximately $60 million. Excluding the impact of these items and certain changes to applicable accounting standards, would imply an expected Adjusted EBITDA growth of between 10% and 15% as compared to Adjusted EBITDA for the year ended December 31, 2018. For additional assumptions, see below.

The Stars Group currently intends to provide certain expected growth target ranges for the next three to five years, including Revenue and Adjusted Diluted Net Earnings per Share, as well as its expectations for Adjusted EBITDA Margin over the same time periods, and certain related information immediately prior to its Investor Day on March 27, 2019.

In addition, to provide further clarity with respect to certain key assumptions and the impact of its 2018 acquisitions on its full year 2019 expected results, The Stars Group is also providing information for certain financial items:

•	Depreciation and amortization (excluding purchase price allocation amortization) of between $75 million and $85 million;
•	Cash interest expense of between $290 million and $300 million;
•	Effective tax rate (applied to Adjusted EBITDA less cash interest expense and non-purchase price allocation related depreciation and amortization) of between 8% and 10%;
•	Diluted Shares of 277 million; and
•	Capital expenditures, which include estimated spend on intangible assets, property, plant and equipment and certain development costs, of between $110 million and $150 million.

These unaudited expected results and other information reflect management’s view of current and future market and business conditions, including certain accounting assumptions and assumptions of (i) expected Betting Net Win Margin of approximately 9%, (ii) no material changes in the current challenging operating conditions in certain markets from prior regulatory changes, including constraints on payment processing, and no material changes to current expectations with respect to certain macroeconomic or political events, including Brexit, (iii) no other material regulatory events or material changes in applicable taxes or duty rates, (iv) no material investments associated with the entry into new markets, (v) no material foreign currency exchange rate fluctuations, particularly against the Euro, Great Britain pound sterling and Australian dollar, (vi) no material impairment or write-down of the assets to which depreciation and amortization relates, (vii) no material change in the prevailing EURIBOR or LIBOR rates as at December 31, 2018 and no material adverse impact on applicable hedging counterparties, (viii) no material change in the mix of taxable income by jurisdiction, rate of corporate tax or tax regimes in the jurisdictions in which The Stars Group currently operates; (ix) no material change in the geographies where The Stars Group currently offers its products, and (x) no material change in The Stars Group’s Diluted Shares. Such guidance is based on a Euro to U.S. dollar exchange rate of 1.135 to 1.00, a Great Britain pound sterling to U.S. dollar exchange rate of 1.31 to 1.00 and an Australian dollar to U.S. dollar exchange rate of 0.712 to 1.00.

Annual Information Form, Consolidated Financial Statements, Management’s Discussion and Analysis and Additional Information; Internal Control Over Financial Reporting

The Stars Group’s annual information form for the year ended December 31, 2018 (the “2018 AIF”), 2018 Annual Financial Statements, 2018 Annual MD&A, and additional information relating to The Stars Group and its business, can be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and The Stars Group’s website at www.starsgroup.com. The financial information presented in this news releases was derived from the 2018 Annual Financial Statements.

Management has identified internal control deficiencies that constitute material weaknesses in The Stars Group’s internal control over financial reporting as of December 31, 2018. These deficiencies relate to the foreign exchange translation of intercompany loans to reporting currency and the timely assessment of inputs and assumptions used in the valuation of embedded derivatives. The Stars Group has identified and implemented, and continues to implement, steps to remediate these deficiencies. There were no restatements required in the 2018 Annual Financial Statements or otherwise as a result of the foregoing. The impact of translation of intercompany loans was correctly recorded in the 2018 Annual Financial Statements and there was no correction required in relation to the valuation of embedded derivatives. For additional information, see "Disclosure Controls and Procedures and Internal Control Over Financial Reporting" in the 2018 Annual MD&A.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Conference Call and Webcast Details

The Stars Group will host a conference call today, March 6, 2019 at 8:30 a.m. ET to discuss its financial results for the fourth quarter and year ended December 31, 2018 and related matters, and provide additional detail with respect to the information in this news release, its webcast presentation, and related annual reports and filings. To access via tele-conference, please dial +1-877-451-6152 or +1-201-389-0879 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at 1-844-512-2921 or 1-412-317-6671. The Conference ID number is 13687915. To access the webcast please use the following link: http://public.viavid.com/index.php?id=133404.

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The tables below present reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Diluted Net Earnings per Share to net (loss) earnings, which is the nearest IFRS measure. For additional information, see “Reconciliations” in the 2018 Annual MD&A.

	Quarter Ended December 31, 2018
In thousands of U.S. Dollars (except per share amounts)	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	94,323	(22,519)	(1,460)	(108,517)	(38,173)

Income tax recovery	—	—	—	(14,450)	(14,450)
Net financing charges	—	—	—	(90,813)	(90,813)

Operating income (loss)	94,323	(22,519)	(1,460)	(3,254)	67,090

Depreciation and amortization	35,950	55,237	8,753	85	100,025
Add (deduct) the impact of the following:
Acquisition-related costs	—	—	—	3,084	3,084
Stock-based compensation	—	—	—	4,004	4,004
Loss from investments	1,297	—	—	—	1,297
Impairment of intangibles assets	678	602	—	—	1,280
Other costs (income)	35,614	38,697	5,918	(17,605)	62,624
Total adjusting items	37,589	39,299	5,918	(10,517)	72,289

Adjusted EBITDA	167,862	72,017	13,211	(13,686)	239,404

	Year Ended December 31, 2018
In thousands of U.S. Dollars (except per share amounts)	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	507,046	(51,154)	(35,080)	(529,718)	(108,906)

Income tax recovery	—	—	—	988	988
Net financing charges	—	—	—	(363,884)	(363,884)
Net earnings from associates	1,068	—	—	—	1,068

Operating income (loss)	505,978	(51,154)	(35,080)	(166,822)	252,922

Depreciation and amortization	144,304	108,879	29,476	147	282,806
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	—	115,569	115,569
Stock-based compensation	—	—	—	12,806	12,806
Loss from investments and associates	1,667	—	—	—	1,667
Impairment of intangibles assets and assets held for sale	5,621	602	—	—	6,223
Other costs (income)	43,317	41,633	26,676	(2,670)	108,956
Total adjusting items	50,605	42,235	26,676	125,705	245,221

Adjusted EBITDA	700,887	99,960	21,072	(40,970)	780,949

	Quarter Ended December 31, 2017
In thousands of U.S. Dollars (except per share amounts)	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	135,153	—	—	(87,978)	47,175

Income tax recovery	—	—	—	(26,352)	(26,352)
Net financing charges	—	—	—	(38,739)	(38,739)

Operating income (loss)	135,153	—	—	(22,887)	112,266

Depreciation and amortization	38,213	—	—	8	38,221
Add (deduct) the impact of the following:
Stock-based compensation	—	—	—	2,708	2,708
Gain from investments	(20,032)	—	—	—	(20,032)
Impairment of intangibles assets and assets held for sale	1,630	—	—	—	1,630
Other costs	3,176	—	—	9,033	12,209
Total adjusting items	(15,226)	—	—	11,741	(3,485)

Adjusted EBITDA	158,140	—	—	(11,138)	147,002

	Year Ended December 31, 2017
In thousands of U.S. Dollars (except per share amounts)	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	513,819	—	—	(254,534)	259,285

Income tax recovery	—	—	—	(27,208)	(27,208)
Net financing charges	—	—	—	(158,332)	(158,332)
Net loss from associates	(2,569)	—	—	—	(2,569)

Operating income (loss)	516,388	—	—	(68,994)	447,394

Depreciation and amortization	147,027	—	—	159	147,186
Add (deduct) the impact of the following:
Stock-based compensation	—	—	—	10,622	10,622
Gain from investments	(29,169)	—	—	(4,429)	(33,598)
Impairment of intangibles assets and assets held for sale	(4,532)	—	—	(2,267)	(6,799)
Other costs	6,690	—	—	28,811	35,501
Total adjusting items	(27,011)	—	—	32,737	5,726

Adjusted EBITDA	636,404	—	—	(36,098)	600,306

	Quarter Ended December 31,		Year Ended December 31,
In thousands of U.S. Dollars (except per share amounts)	2018	2017	2018	2017
Net (loss) earnings	(38,173)	47,175	(108,906)	259,285
Income tax (recovery) expense	14,450	26,352	(988)	27,208
Net loss (earnings) before tax	(23,723)	73,527	(109,894)	286,493
Add (deduct) the impact of the following:
Interest accretion	12,367	12,057	42,431	47,764
Loss on debt extinguishment	3,453	—	146,950	—
Re-measurement of contingent consideration	(9,095)	—	(342)	—
Re-measurement of embedded derivative	17,400	—	6,100	—
Ineffectiveness on cash flow hedges	(2,960)	—	(14,909)	—
Acquisition-related costs and deal contingent forwards	3,084	—	115,569	—
Amortization of acquisition intangibles	86,686	31,075	241,651	124,301
Stock-based compensation	4,004	2,708	12,806	10,622
Loss (gain) from investments and associates	1,297	(20,032)	599	(31,029)
Impairment (reversal of impairment) of intangibles assets and assets held for sale	1,280	1,630	6,223	(6,799)
Other costs	62,624	12,209	108,956	35,502
Adjust for income tax expense	(11,754)	(1,223)	(22,192)	(7,914)
Adjusted Net Earnings	144,663	111,951	533,948	458,940
Adjusted Net Earnings attributable to
Shareholders of The Stars Group Inc.	141,738	111,951	531,168	458,940
Non-controlling interest	2,925	—	2,780	—

Weighted average diluted number of Common Shares	273,294,532	206,807,485	242,768,766	203,707,589
Adjusted Diluted Net Earnings per Share	0.52	0.54	2.19	2.25

The table below presents certain items comprising “Other costs” in the reconciliation tables above:

	Quarter Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
In thousands of U.S. Dollars	$000's	$000's	$000's	$000's
Integration costs	17,042	—	45,597	—
Financial expenses	10,547	719	7,648	3,781
Restructuring expenses	2,283	1,676	8,827	5,842
AMF and other investigation professional fees	2,902	2,544	6,673	6,432
Lobbying (US and Non-US) and other legal expenses	6,276	4,862	16,194	17,095
Professional fees in connection with non-core activities	2,602	912	4,578	3,080
Retention bonuses	—	117	259	1,388
Loss on disposal of assets	—	—	41	599
Refund of Austria gaming duty	—	—	(3,679)	(5,000)
Termination of affiliate agreements	—	—	—	407
Acquisition of option rights for market access	20,661	—	20,661	—
Other	311	1,379	2,157	1,877
Other costs	62,624	12,209	108,956	35,501

The table below presents a reconciliation of Free Cash Flow to net cash flows from operating activities, which is the nearest IFRS measure:

	Quarter Ended December 31,		Year Ended December 31,
In thousands of U.S. Dollars	2018	2017	2018	2017
Net cash inflows from operating activities	190,537	123,757	559,844	494,600
Customer deposit liability movement	4,712	8,526	(7,637)	30,924
	195,249	132,283	552,207	525,524
Capital Expenditure:
Additions to deferred development costs	(18,888)	(6,511)	(51,574)	(23,212)
Additions to property and equipment	(15,161)	(5,490)	(33,952)	(10,997)
Additions to intangible assets	(11,934)	(409)	(28,202)	(1,893)
Interest paid	(57,771)	(29,007)	(186,162)	(124,627)
Debt servicing cash flows (excluding voluntary prepayments)	(8,937)	(6,012)	(29,367)	(24,913)
Free Cash Flow	82,558	84,854	222,950	339,882

The table below presents a reconciliation of Net Debt:

In thousands of U.S. Dollars	As at December 31, 2018
Current portion of long-term debt	35,750
Long-term debt	5,411,208
Less: Cash and cash equivalents - operational	392,853
Net Debt	5,054,105

The Stars Group has not provided a reconciliation of the non-IFRS measures to the nearest IFRS measures included in its full year 2019 financial guidance provided in this news release because certain reconciling or adjusting items and costs for 2019 cannot be projected or predicted with reasonable certainty without unreasonable effort due to a number of factors, including variability from potential foreign exchange fluctuations impacting financial expenses, the nature and timing of other non-recurring or one-time costs (such as impairment of intangibles assets and certain professional fees), which could vary materially based on actual events or transactions or unknown or unpredictable variables, as well as the typical variability arising from the preparation and completion of annual financial statements, including, without limitation, certain income tax provision accounting, annual impairment testing and other accounting matters. Other adjusting items and costs (such as stock-based compensation, acquisition and integration-related costs, operational efficiency-related costs and other strategy-related expenses) may otherwise reveal commercially or competitively sensitive information.

The table below presents a reconciliation of The Stars Group’s 2019 financial guidance ranges for Adjusted EBITDA and Adjusted Diluted Net Earnings per Share to their corresponding 2018 historical balances. Reconciliations of such 2018 historical balances to their nearest non-IFRS measures are presented above.

In thousands of U.S. Dollars (except per share amounts)	2018 Actual	2019 Guidance Low[1]	2019 Guidance High[1]
Operating Income (loss)	253	450	500

Depreciation and amortization	283	450	430
Add (deduct) the impact of the following:
Adjusting items[2]	136	10	20
Other costs[3]	109	50	60
Total Adjustments	245	60	80

Adjusted EBITDA	781	960	1,010

Depreciation and amortization[4]	41	85	75
Interest[5]	184	300	290
Taxes[6]	22	52	58

Adjusted Net Earnings	534	523	587

Adjusted Net Earnings attributable to
Shareholders of The Stars Group Inc.	531	518	584
Non-controlling Interest	3	5	3

Diluted Shares	243	277	277
Adjusted Diluted Net Earnings per Share	2.19	1.87	2.11

1 For relevant assumptions, see above under “2019 Financial Guidance”. Note that certain reconciling or adjusting items and costs for 2019 cannot be projected or predicted with reasonable certainty without unreasonable effort due to a number of factors, including variability from potential foreign exchange fluctuations impacting financial expenses, the nature and timing of other non-recurring or one-time costs (such as impairment of intangibles assets and certain professional fees), which could vary materially based on actual events or transactions or unknown or unpredictable variables, as well as the typical variability arising from the preparation and completion of annual financial statements, including, without limitation, certain income tax provision accounting, annual impairment testing and other accounting matters. Other adjusting items and costs (such as stock-based compensation, acquisition and integration-related costs, operational efficiency-related costs and other strategy-related expenses) may otherwise reveal commercially or competitively sensitive information

2 With respect to the relevant adjusting items for 2018 (excluding “Other costs”), see the Adjusted EBITDA reconciliation above. With respect to 2019, The Stars Group currently expects to incur and adjust for substantially similar items as it did in 2018 except for “acquisition-related costs and deal contingent forwards”, which related to the acquisitions of Sky Betting & Gaming and BetEasy and comprised the majority of such adjusting items in that year

3 With respect to 2018, see the table above which presents certain items comprising “Other costs”. With respect to 2019, The Stars Group currently expects to incur and adjust for substantially similar costs as it did in 2018

4 “Depreciation and amortization” means total depreciation and amortization, excluding amortization of acquisition intangibles, which is not adjusted for in this measure

5 “Interest” means total net financing charges, including interest on long term debt and other interest (income) expense but excluding interest accretion, ineffectiveness on cash flow hedges, re-measurement of deferred contingent consideration, and re-measurement of embedded derivatives, each of which is not adjusted for in this measure

6 “Taxes” means total income tax expense, excluding the impact of tax on “Adjusting items” and “Other costs” included in the calculation of Adjusted EBITDA for each period

For additional information on The Stars Group’s non-IFRS measures, see below and the 2018 Annual MD&A, including under the headings “Management’s Discussion and Analysis”, “Non-IFRS Measures, Key Metrics and Other Data”, “Segment Results of Operations” and “Reconciliations”.

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 21 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, such as certain future operational and growth plans and strategies, and certain financial items relating to the full year 2019 results. Forward-looking statements and information can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words or variations or synonyms of these words or comparable terminology and similar expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their respective customers and industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: customer and operator preferences and changes in the economy; reputation and brand growth; competition and the competitive environment within addressable markets and industries; macroeconomic conditions and trends in the gaming and betting industry; ability to predict fluctuations in financial results from quarter to quarter; ability to mitigate tax risks and adverse tax consequences, including, without limitation, changes in tax laws or administrative policies relating to tax and the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; The Stars Group’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; impact of inability to complete future or announced acquisitions or to integrate businesses successfully, including, without limitation, Sky Betting & Gaming and BetEasy; an ability to realize all or any of The Stars Group’s estimated synergies and cost savings in connection with acquisitions, including, without limitation, the acquisition of Sky Betting & Gaming and the Australian acquisitions applicable law; ability to mitigate foreign exchange and currency risks; legal and regulatory requirements; potential changes to the gaming regulatory framework; the heavily regulated industry in which The Stars Group carries on its business; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate and market its product offerings, including difficulties or delays in the same; social responsibility concerns and public opinion; protection of proprietary technology and intellectual property rights; intellectual property infringement or invalidity claims; and systems, networks, telecommunications or service disruptions or failures or cyber-attacks and failure to protect customer data, including personal and financial information. These factors are not intended to represent a complete list of the factors that could affect The Stars Group; however, these factors as well as other applicable risks and uncertainties include, but are not limited to, those identified in the 2018 AIF, including under the heading “Risk Factors and Uncertainties”, and in the 2018 Annual MD&A, including under the headings “Caution Regarding Forward-Looking Statements”, “Risk Factors and Uncertainties” and “Non-IFRS Measures, Key Metrics and Other Data”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make in the future with applicable securities authorities in the future, should be considered carefully. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information in this news release are expressly qualified by this cautionary statement. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS Measures

This news release references non-IFRS financial measures. The Stars Group believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial and operational performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business, identifying and evaluating trends, and making decisions. The Stars Group believes that such non-IFRS financial measures provide useful information about its underlying, core operating results and trends, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to metrics and measures used by management in its financial and operational decision-making.

Although management believes these non-IFRS financial measures are important in evaluating The Stars Group, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. They are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies any may not be comparable to similar meanings prescribed by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on The Stars Group’s operating results. In addition to QNY, which is defined below under “Key Metrics and Other Data”, The Stars Group provides the following non-IFRS measures in this news release:

Adjusted EBITDA means net earnings before financial expenses, income taxes expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items as set out in the reconciliation tables under “Reconciliations” below.

Adjusted EBITDA Margin means Adjusted EBITDA as a proportion of total revenue.

Adjusted Net Earnings means net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocations following acquisitions, stock-based compensation, restructuring, net earnings (loss) on associate, and certain other items. In addition, as previously disclosed, The Stars Group makes adjustments for (i) the re-measurement of contingent consideration, which was previously included in, and adjusted for through, interest accretion, but starting with The Stars Group’s interim condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2018 (the “Q3 2018 Financial Statements”), it is a separate line item, (ii) the re-measurement of embedded derivatives and ineffectiveness on cash flow hedges, each of which were new line items in the Q3 2018 Financial Statements, and (iii) certain non-recurring tax adjustments and settlements. Each adjustment to net earnings is then adjusted for the tax impact, where applicable, in the respective jurisdiction to which the adjustment relates. Adjusted Net Earnings and any other non-IFRS measures used by The Stars Group that relies on or otherwise incorporates Adjusted Net Earnings that was reported for previous periods have not been restated under the updated definition on the basis that The Stars Group believes that the impact of the change to those periods would not be material.

Adjusted Diluted Net Earnings per Share means Adjusted Net Earnings attributable to the Shareholders of The Stars Group Inc.  divided by Diluted Shares. Diluted Shares means the weighted average number of Common Shares on a fully diluted basis, including options, other equity-based awards such as warrants and any convertible preferred shares of The Stars Group then outstanding. The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. Diluted Shares used in the calculation of diluted earnings per share may differ from diluted shares used in the calculation of Adjusted Diluted Net Earnings per Share where the dilutive effects of the potential Common Shares differ. For the quarter and year ended December 31, 2018, Diluted Shares used for the calculation of Adjusted Diluted Net Earnings per Share equalled 273,294,532 and 242,768,766, respectively, compared with 206,807,485 and 203,707,589 for the same periods in 2017, respectively.

Constant Currency Revenue means IFRS reported revenue for the relevant period calculated using the prior year’s monthly average exchange rates for its local currencies other than the U.S. dollar. Currently, The Stars Group provides Constant Currency Revenue for the International segment and its applicable lines of operations. It does not currently provide Constant Currency Revenue for the United Kingdom and Australia segments because The Stars Group does not have comparative periods for these segments.

Free Cash Flow means net cash flows from operating activities after adding back customer deposit liability movements, and after capital expenditures and debt servicing cash flows (excluding voluntary prepayments).

Net Debt means total long-term debt less operational cash.

For additional information on certain of The Stars Group’s non-IFRS measures and the reasons why it believes such measures are useful, see above and the 2018 Annual MD&A, including under the headings “Management’s Discussion and Analysis”, “Non-IFRS Measures, Key Metrics and Other Data”, “Segment Results of Operations” and “Reconciliations”.

Key Metrics and Other Data

The Stars Group provides the following key metrics in this news release:

QAUs for the International and Australia reporting segments means active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with The Stars Group at any time, and (ii) generated real-money online rake or placed a real-money online bet or wager on during the applicable quarterly period. The Stars Group defines “active unique customer” as a customer who played or used one of its real-money offerings at least once during the period, and excludes duplicate counting, even if that customer is active across multiple lines of operation (Poker, Gaming and/or Betting, as applicable) within the applicable reporting segment. The definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

QAUs for the United Kingdom reporting segment (which currently includes the SBG business operations only) means active unique customers (online and mobile) who have settled a Stake or made a wager on any betting or gaming product within the relevant period. The Stars Group defines active unique customer for the United Kingdom reporting segment as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across more than one line of operation.

QNY means combined revenue for its lines of operation (i.e., Poker, Gaming and/or Betting, as applicable) for each reporting segment, excluding Other revenue, as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period.

Net Deposits for the International segment means the aggregate of gross deposits or transfer of funds made by customers into their real-money online accounts less withdrawals or transfer of funds by such customers from such accounts, in each case during the applicable quarterly period. Gross deposits exclude (i) any deposits, transfers or other payments made by such customers into The Stars Group’s play-money and social gaming offerings, and (ii) any real-money funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

Stakes means betting amounts wagered on The Stars Group’s applicable online betting product offerings, and is also an industry term that represents the aggregate amount of funds wagered by customers within the Betting line of operation for the period specified.

Betting Net Win Margin means Betting revenue as a proportion of Stakes.

The Stars Group is also in the process of integrating its recent acquisitions, as applicable, and implementing its recently changed operating and reporting segments, and once complete, The Stars Group may revise or remove currently presented key metrics or report certain additional or other measures in the future.

For additional information on The Stars Group’s key metrics and other data, see the 2018 Annual MD&A, including under the headings “Non-IFRS Measures, Key Metrics and Other Data” and “Segment Results of Operations”.

For investor relations and media inquiries, please contact:

Vaughan Lewis

Group Director of Investor Relations and Corporate Communications

Tel: +1 437-371-5730

ir@starsgroup.com

press@starsgroup.com

CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS

	Year Ended December 31,
In thousands of U.S. Dollars (except per share amounts)	2018	2017
Revenue	2,029,238	1,312,315
Cost of revenue (excluding depreciation and amortization)	(459,164)	(247,497)
Gross profit (excluding depreciation and amortization)	1,570,074	1,064,818
General and administrative	(984,194)	(437,886)
Sales and marketing	(292,963)	(154,358)
Research and development	(39,995)	(25,180)
Operating income	252,922	447,394
Net earnings from associates	1,068	(2,569)
Net financing charges	(363,884)	(158,332)
(Loss) earnings before income taxes	(109,894)	286,493
Income tax recovery	988	(27,208)
Net (loss) earnings	(108,906)	259,285
Net (loss) earnings attributable to
Shareholders of The Stars Group Inc.	(102,452)	259,231
Non-controlling interest	(6,454)	54
Net (loss) earnings	(108,906)	259,285
(Loss) earnings per Common Share (U.S. dollars)
Basic	$(0.49)	$1.77
Diluted	$(0.49)	$1.27
Weighted Average Common Shares Outstanding (thousands)
Basic	208,270	146,819
Diluted	208,270	203,708

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at December 31,	As at December 31,
In thousands of U.S. Dollars	2018	2017
ASSETS
Current assets
Cash and cash equivalents - operational	392,853	283,225
Cash and cash equivalents - customer deposits	328,223	227,098
Total cash and cash equivalents	721,076	510,323
Restricted cash advances and collateral	10,819	7,862
Prepaid expenses and other current assets	43,945	29,695
Current investments - customer deposits	103,153	122,668
Accounts receivable	136,347	100,409
Income tax receivable	26,085	16,540
Derivatives	—	2,037
Total current assets	1,041,425	789,534
Non-current assets
Restricted cash advances and collateral	10,630	45,834
Prepaid expenses and other non-current assets	32,760	26,551
Non-current accounts receivable	14,906	11,818
Property and equipment	85,169	44,837
Income tax receivable	15,611	14,061
Deferred income taxes	1,775	5,141
Derivatives	54,583	—
Intangible assets	4,742,699	1,672,140
Goodwill	5,265,980	2,805,210
Total non-current assets	10,224,113	4,625,592
Total assets	11,265,538	5,415,126
LIABILITIES
Current liabilities
Accounts payable and other liabilities	424,007	194,187
Customer deposits	423,739	349,766
Current provisions	39,189	17,590
Derivatives	16,493	—
Income tax payable	72,796	35,941
Current portion of long-term debt	35,750	4,990
Total current liabilities	1,011,974	602,474
Non-current liabilities
Long-term debt	5,411,208	2,353,579
Long-term provisions	4,002	3,093
Derivatives	6,068	111,762
Other long-term liabilities	79,716	—
Income tax payable	18,473	24,277
Deferred income taxes	580,697	16,510
Total non-current liabilities	6,100,164	2,509,221
Total liabilities	7,112,138	3,111,695
EQUITY	-	-
Share capital	4,116,287	1,884,219
Reserves	(469,629)	(142,340)
Retained earnings	502,761	561,519
Equity attributable to the Shareholders of The Stars Group Inc.	4,149,419	2,303,398
Non-controlling interest	3,981	33
Total equity	4,153,400	2,303,431
Total liabilities and equity	11,265,538	5,415,126

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
In thousands of U.S. Dollars	2018	2017
Operating activities
Net (loss) earnings	(108,906)	259,285
Add (deduct):
Income tax (recovery) expense recognized in net earnings	(988)	27,208
Net financing charges	363,884	156,842
Depreciation and amortization	282,806	147,186
Stock-based compensation	12,806	10,622
Acquisition of market access rights in connection with Eldorado	20,661	—
Unrealized loss (gain) on foreign exchange	25,336	(10,324)
Unrealized (gain) on investments	(673)	(170)
Impairment (reversal of impairment) of intangible assets and assets held for sale	6,156	(6,799)
Net (earnings) loss from associates	(1,068)	2,569
Realized loss (gain) on current investments and promissory note	2,727	(50,038)
Income taxes paid	(41,117)	(9,357)
Changes in non-cash operating elements of working capital	(9,403)	(3,801)
Customer deposit liability movement	7,637	(30,924)
Other	(14)	2,301
Net cash inflows from operating activities	559,844	494,600
Investing activities
Acquisition of subsidiaries, net of cash acquired	(1,865,262)	(6,516)
Additions to intangible assets	(28,202)	(1,893)
Additions to property and equipment	(33,952)	(10,997)
Additions to deferred development costs	(51,574)	(23,212)
Net sale of investments utilizing customer deposits	19,515	117,106
Cash movement from (to) restricted cash	35,000	—
Settlement of promissory note	—	8,084
Net investment in associates	1,068	(2,000)
Proceeds on disposal of interest in associate classified as held for sale	—	16,127
Sale of investments	—	88,760
Settlement of minimum revenue guarantee	(7,006)	(9,311)
Other	(3,760)	(1,298)
Net cash (outflows) inflows from investing activities	(1,934,173)	174,850
Financing activities
Issuance of Common Shares	717,250	—
Transaction costs on issuance of Common Shares	(32,312)	—
Issuance of Common Shares in relation to stock options	31,066	16,665
Redemption of SBG preferred shares	(663,407)	—
Repayment of shareholder loan on acquisition	(10,879)	—
Issuance of long-term debt	5,957,976	—
Transaction costs on long-term debt	(36,559)	(4,719)
Repayment of long-term debt	(2,974,393)	(139,913)
Repayment of long-term debt assumed on business combination	(1,079,729)	—
Interest paid	(186,162)	(124,627)
Net proceeds on loan from non-controlling interest	31,730	—
Payment of deferred consideration	—	(197,510)
Settlement of derivatives	(125,822)	13,904
Acquisition of further interest in subsidiaries	(48,240)	—
Settlement of margin	—	(7,602)
Capital contribution from non-controlling interest	12,060	—
Net cash inflows (outflows) from financing activities	1,592,579	(443,802)
Increase in cash and cash equivalents	218,250	225,648
Unrealized foreign exchange difference on cash and cash equivalents	(7,497)	16,991
Cash and cash equivalents – beginning of period	510,323	267,684
Cash and cash equivalents - end of period	721,076	510,323